Mail Stop 4561

April 20, 2007

Mr. Richard M. Adams
Chairman of the Board,
Director, and Chief Executive Officer
United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

        Re: United Bankshares, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Adams:

      We have reviewed your response dated April 12, 2007 and have the following additional comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note A – Summary of Significant Accounting Policies, page 49

Derivative Financial Instruments, page 52

1.   Please address the following regarding your response to comment 1 of our letter dated March 30, 2007:

- Tell us what the repricing intervals are for the two hedge instruments for which you are applying short-cut accounting.

- You state that you are applying a "long-haul" method of hedge accounting in your fair value hedge of an individual commercial loan. You also state that you assess effectiveness retrospectively and prospectively to ensure that a high correlation exists between the "critical terms" of the hedged item and the hedge derivative. Tell us the terms of the commercial loan and the hedge instrument, and identify those terms you believed were critical.

- Tell us if there were any other terms that you excluded from your effectiveness testing for this hedge because you did not consider them critical. Specifically tell us how you considered the difference between the credit quality of the loan payor versus the counterparty of the hedge instrument in calculating effectiveness.

- Similarly, you state that you are applying a "long-haul" method of hedge accounting in your cash flow hedges of FHLB borrowings. You also state that you assess effectiveness retrospectively and prospectively to ensure that a high correlation exists between the "critical terms" of the hedged item and the hedge derivative. Tell us the terms of the FHLB borrowings and the hedge instruments, including any put or call features, and identify those terms you believed were critical.

- Separately tell us if there were any other terms that you excluded from your effectiveness testing for this hedge because you did not consider them critical.

- For each of your hedges, tell us whether any known sources of variability between the hedge instrument and the hedged item are excluded from the effectiveness test.

2. Please address the following regarding the top paragraph on page 3 of your response letter dated April 12, 2007. You state that "hedge ineffectiveness is measured by using the change in fair value method which is one of the alternatives in DIG G:7 for applying the dollar offset method for cash flow hedges." You also state "It also explains the typical application of measuring hedge ineffectiveness for fair value hedges."

- Please explain more clearly what you mean here.

- Does the "it" you are referring to mean the change in fair value method or the dollar offset method?

- Please clearly tell us what method you use to measure hedge ineffectiveness for your cash flow hedges.

- Separately, tell us the method you use to measure hedge ineffectiveness for your fair value hedges.

* * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief